SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 67)*

                                   VALHI, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   918905 10 0
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                            DALLAS, TEXAS 75240-2694
                                 (972) 233-1700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 5, 2005
                      (Date of Event which requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No.  918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Valhi Group, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Nevada

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    92,739,554
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     92,739,554

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      92,739,554

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      77.6%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      National City Lines, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                   103,630,563
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                    103,630,563

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      103,630,563

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      86.7%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      NOA, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                   103,630,563
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                    103,630,563

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      103,630,563

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      86.7%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Dixie Holding Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    92,739,554
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     92,739,554

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      92,739,554

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      77.6%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Dixie Rice Agricultural Corporation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    92,739,554
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     92,739,554

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      92,739,554

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      77.6%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Southwest Louisiana Land Company, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                   103,630,563
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                    103,630,563

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      103,630,563

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      86.7%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Contran Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                   108,332,963
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                    108,332,963

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      108,332,963

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      90.7%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No. 918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Harold C. Simmons

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS(SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               7      SOLE VOTING POWER

                                                          3,383
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                   109,575,563
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                           3,383

                               10     SHARED DISPOSITIVE POWER

                                                    109,575,563

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,383

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.0%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      IN

                                AMENDMENT NO. 67
                                 TO SCHEDULE 13D

     This amended statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Shares"), of Valhi, Inc., a Delaware corporation (the "Company"). Items 2, 3, 4, 5, 6 and 7 of this Statement are hereby amended as set forth below.

Item 2.  Identity and Background

     Item 2(a) is amended and restated as follows.

     (a) This Statement is filed (i) by Valhi Group, Inc. ("VGI") and National City Lines, Inc. ("National") as direct holders of Shares, (ii) by virtue of the direct and indirect ownership of securities of VGI and National (as described below in this Statement), by NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest") and Contran Corporation ("Contran") and (iii) by virtue of positions he holds with Contran and certain of the other entities (as reported on this Statement), by Harold C. Simmons (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

     VGI, National, Contran, the Harold Simmons Foundation, Inc. (the "Foundation"), the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") and The Combined Master Retirement Trust (the "CMRT") are the direct holders of approximately 77.6%, 9.1%, 3.6%, 0.9%, 0.4% and 0.1%, respectively, of the 119,485,878 Shares outstanding as of January 10, 2005 according to information furnished by the Company (the "Outstanding Shares"). Together, VGI, National and Contran may be deemed to control the Company. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the direct holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice and may be deemed to control Dixie Rice. Contran is the holder of approximately 88.9% of the outstanding common stock of Southwest and may be deemed to control Southwest.

     Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee, or held by Mr. Simmons or persons or other entities related to Mr. Simmons. As sole trustee of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

     The Foundation directly holds approximately 0.9% of the Outstanding Shares. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board of the Foundation and may be deemed to control the Foundation.

     The CDCT No. 2 directly holds approximately 0.4% of the Outstanding Shares. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owed to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran (i) retains the power to vote the Shares held directly by the CDCT No. 2, (ii) retains dispositive power over such Shares and (iii) may be deemed the indirect beneficial owner of such Shares. The description of the CDCT No. 2 is qualified in its entirety by reference to the copy of the Amended and Restated Contran Deferred Compensation Trust No. 2 Agreement between Contran and U.S. Bank National Association filed as Exhibit 1 to Amendment No. 64 to this Statement, which agreement is incorporated herein by reference.

     The CMRT directly holds approximately 0.1% of the Outstanding Shares. The Company established the CMRT as a trust to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans the Company and related companies adopt. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

     Mr. Simmons is chairman of the board of the Company, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran.

     By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control such entities and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of the Shares directly held by certain of such other entities. However, Mr. Simmons disclaims beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities, except to the extent of his interest as a beneficiary of the CDCT No. 2 and his vested beneficial interest, if any, in the Shares held by the CMRT.

     Harold C. Simmons' spouse is the direct owner of 43,400 Shares. Mr. Simmons may be deemed to share indirect beneficial ownership of such Shares. He disclaims all such beneficial ownership.

     A trust of which Harold C. Simmons and his spouse are co-trustees and the beneficiaries of which are the grandchildren of his spouse is the direct holder of 40,000 Shares (the "Grandchildren's Trust"). Mr. Simmons, as co-trustee of the Grandchildren's Trust, has the power to vote and direct the disposition of the Shares the Grandchildren's Trust directly holds. Mr. Simmons disclaims beneficial ownership of any Shares that the Grandchildren's Trust holds.

     Harold C. Simmons is the direct owner of 3,383 Shares.

     The Company is the direct holder of approximately 83.3% of the outstanding common stock of NL Industries, Inc. ("NL") and may be deemed to control NL. NL and a subsidiary of NL directly own 3,522,967 Shares and 1,186,200 Shares, respectively. Pursuant to Delaware law, the Company treats the Shares that NL and its subsidiary own as treasury stock for voting purposes and for the purposes of this Statement are not deemed outstanding.

     Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons, is set forth on Schedule B attached hereto and incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration

     Item 3 is amended as follows.

     The total amount of funds required by Contran to acquire the Shares reported in Item 5(c) was $3,052,072.00. Such funds were provided by Contran's cash on hand and no funds were borrowed for such purpose.

     The Reporting Persons understand that the funds required by each person named in Schedule B to this Statement to acquire Shares were from such person's personal funds.

Item 4.  Purpose of Transaction

     Item 4 is amended as follows.

     Contran purchased the Shares reported in Item 5(c) in order to increase its equity interest in the Company.

     Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, the Reporting Persons' tax planning objectives and stock market and general economic conditions), any of the Reporting Persons or other entities or persons that may be deemed to be affiliated with Contran may from time to time purchase Shares, and any of the Reporting Persons or other entities or persons that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such entity or person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately negotiated transactions or otherwise.

     As described under Item 2, Harold C. Simmons, through Contran, may be deemed to control the Company.

     The Reporting Persons understand that prior purchases of Shares by each of the persons named in Schedule B to this Statement (other than Harold C. Simmons) were made for the purpose of each such person's personal investment.

     Certain of the persons named in Schedule B to this Statement, namely Eugene
K. Anderson, Robert D. Graham, J. Mark Hollingsworth, William J. Lindquist, A. Andrew R. Louis, Kelly D. Luttmer, Bobby D. O'Brien, Harold C. Simmons, Glenn R. Simmons, Gregory M. Swalwell and Steven L. Watson are directors or officers of the Company and may acquire Shares from time to time pursuant to benefit plans that the Company sponsors or other compensation arrangements with the Company.

     Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to the this Statement has formulated any plans or proposals that relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     Item 5 is amended as follows.

     (a) VGI, National, Contran, the Foundation, the CDCT No. 2, the CMRT, the spouse of Harold C. Simmons, the Grandchildren's Trust and Harold C. Simmons are the direct beneficial owners of 92,739,554, 10,891,009, 4,263,000, 1,044,200,
439,400, 115,000, 43,400, 40,000 and 3,383 Shares, respectively.

     By virtue of the relationships described under Item 2 of this Statement:

          (1) VGI, Dixie Holding and Dixie Rice may each be deemed to be the beneficial owner of the 92,739,554 Shares (approximately 77.6% of the Outstanding Shares) that VGI directly holds;

          (2) National, NOA and Southwest each may be deemed to be the beneficial owner of the 103,630,563 Shares (approximately 86.7% of the Outstanding Shares) that VGI and National directly hold;

          (3) Contran may be deemed to be the beneficial owner of the 108,332,963 Shares (approximately 90.7% of the Outstanding Shares) that VGI, National, Contran and the CDCT No. 2 directly hold; and

          (4) Harold C. Simmons may be deemed to be the beneficial owner of the 109,578,946 Shares (approximately 91.7% of the Outstanding Shares) that VGI, National, Contran, the Foundation, the CDCT No. 2, the CMRT, his spouse, the Grandchildren's Trust and he directly hold.

     Except for the 3,383 Shares that he holds directly and to the extent of his interest as a beneficiary of the CDCT No. 2 and his vested beneficial interest, if any, in Shares directly held by the CMRT, Mr. Simmons disclaims beneficial ownership of all Shares.

     (b) By virtue of the relationships described in Item 2:

          (1) VGI, Dixie Holding and Dixie Rice may each be deemed to share the power to vote and direct the disposition of the 92,739,554 Shares (approximately 77.6% of the Outstanding Shares) that VGI directly holds;

          (2) National, NOA and Southwest may each be deemed to share the power to vote and direct the disposition of the 103,630,563 Shares (approximately 86.7% of the Outstanding Shares) that VGI and National directly hold;

          (3) Contran may be deemed to share the power to vote and direct the disposition of the 108,332,963 Shares (approximately 90.7% of the Outstanding Shares) that VGI, National, Contran and the CDCT No. 2 directly hold;

          (4) Harold C. Simmons may be deemed to share the power to vote and direct the disposition of 109,575,563 Shares (approximately 91.7% of the Outstanding Shares) that VGI, National, Contran, the Foundation, the CDCT No. 2, the CMRT, his spouse and the Grandchildren's Trust directly hold; and

          (5) Harold C. Simmons may be deemed to have sole power to vote and direct the disposition of 3,338 Shares that he directly holds.

     The Reporting Persons understand, based on ownership filings with the Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to own personally and beneficially the Shares as indicated on Schedule C to this Statement.

     (c) The table below sets forth transactions in the Shares by the Reporting Persons during the past 60 days. Contran was the only Reporting Person to have transactions in the Shares during the past 60 days. Contran executed all of such transactions, which were all purchases of Shares, on the New York Stock Exchange.


                               Number of       Approximate Price Per Share ($)
             Date                Shares          (exclusive of commissions)
       ----------------     ---------------    -------------------------------

           11/15/04              3,700                    $15.5000
           11/16/04              4,100                    $15.5000
           11/19/04              2,100                    $15.5000
           12/01/04              5,000                    $15.5000
           12/08/04                100                    $15.3400
           12/08/04              1,400                    $15.4000
           12/08/04              2,500                    $15.5000
           12/09/04                100                    $15.4600
           12/09/04             10,800                    $15.5000
           12/16/04                100                    $15.4300
           12/16/04                400                    $15.5000
           12/16/04              4,900                    $15.4600
           12/17/04                500                    $15.4400
           12/17/04              5,100                    $15.5000
           12/20/04              1,600                    $15.5000
           01/05/05            150,000                    $15.5000
           01/07/05              3,900                    $15.5000


     (d) Each of VGI, National, Contran, the Foundation, the CDCT No. 2, the CMRT, the spouse of Harold C. Simmons, the Grandchildren's Trust and Harold C. Simmons has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares directly held by such entity or person.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is amended as follows.

     Contran and National are parties to a $25.0 million revolving credit and letter of credit facility dated as of September 3, 1998, as amended and supplemented through October 29, 2004, with U.S. Bank National Association (the "U.S. Bank Facility"). Borrowings under the U.S. Bank Facility bear interest at the rate announced publicly from time to time by each bank as its base rate or at a rate of 1.75% over the London interbank offered rate of interest ("LIBOR"), are due October 28, 2005 or such extended maturity date as may be mutually agreed to, and are collateralized by, among other things, certain Shares. On January 10, 2005, no amounts had been borrowed, approximately $5.2 million of letters of credit were outstanding and National had pledged 7,000,000 Shares under the U.S. Bank Facility. The foregoing summary of the U.S. Bank Facility is qualified in its entirety by reference to Exhibits 1 through 5 to Amendment No. 63 to this Statement, Exhibits 11 and 12 to Amendment No. 64 to this Statement,
Exhibit 16 to Amendment No. 65 to this Statement, and Exhibits 12 and 13 to this Amendment No. 67 to this Statement, all of which are incorporated herein by this reference.

     Dixie Rice is a party to a $1.5 million credit facility dated as of August 18, 1986 with Southern Methodist University (the "SMU Facility"). Borrowings under the SMU Facility bear interest at the greater or 7.5% per annum or 76% of the Shearson Lehman Brothers, Inc. Bond Market Report -- Corporate Bond Index -- Long Term (Average) Yield, are due in forty equal quarterly installments beginning September 30, 1996 and ending on June 30, 2006 and are secured by certain Shares. As of January 10, 2005, $225,000 principal amount was outstanding under the SMU Facility and 150,000 Shares had been pledged under the SMU Facility. The Shares pledged under the SMU Facility are held directly by Contran but loaned to Dixie Rice pursuant to a Collateral Agreement, dated December 29, 1988 between Dixie Rice and Contran (the "Collateral Agreement"). The foregoing summary of the SMU Facility and the Collateral Agreement is qualified in its entirety by reference to Exhibits 11 and 12 to Amendment No. 59 to this Statement, respectively, which are incorporated herein by this reference.

     Effective January 1, 2004 pursuant to two pledge agreements between Contran and VGI, VGI pledged in the aggregate to two deferred compensation trusts, including the CDCT No. 2, an aggregate of 6.8 million Shares to secure Contran's obligations under two deferred compensation agreements between Contran and Harold C. Simmons. Pursuant to the pledge agreements, Contran agreed:

          (i) to pay VGI quarterly a fee equal to 0.125% of the value of the Shares pledged under the respective agreement; and

          (ii) indemnify VGI against any loss or incremental cost resulting from the pledge of the Shares to the trusts under the pledge agreements or any transfer of the Shares to the trusts resulting from an obligation of Contran to pay Harold C. Simmons amounts under the related deferred compensation agreements.

Prior to any transfer of any Shares to either of the trusts resulting from such obligations, VGI retains all rights to vote and receive dividends on the pledged Shares.

     Effective July 1, 2004 pursuant to a pledge agreement between Contran and VGI, VGI pledged to a deferred compensation trust 300,000 Shares to secure
Contran's obligations under a deferred compensation agreement between Contran and Glenn R. Simmons. The terms of this pledge agreement are similar to those under the pledges agreements securing Contran's obligations under its deferred compensation agreements with Harold C. Simmons.

     The foregoing summary of the pledge agreements is qualified in its entirety by reference to Exhibits 14, 15 and 16 to this Amendment No. 67 to this Statement, respectively, which are incorporated herein by this reference.

Item 7.  Material to be Filed as Exhibits.

     Item 7 is amended and restated as follows.

Exhibit 1         Contran   Deferred   Compensation  Trust No.  2  (Amended  and
                  Restated),  dated  as  of  August  8,  2000,  between  Contran
                  Corporation and U.S. Bank National  Association  (incorporated by  reference  to  Exhibit  1 to  Amendment  No.  64  to  this
                  Statement).

Exhibit 2         Loan Agreement  dated as of  September 3, 1998  among  Contran
                  Corporation,  National City Lines, Inc. and U.S. Bank National
                  Association   (incorporated  by  reference  to  Exhibit  1  to
                  Amendment No. 63 to this Schedule 13D).

Exhibit 3 Promissory Note dated September 3, 1998 in the original principal amount of $25 million payable to the order of U.S.
                  Bank National  Association and executed by Contran Corporation
                  (incorporated by reference to Exhibit 2 to Amendment No. 63 to this Schedule 13D).

Exhibit 4         Payment   Guaranty   dated  September  3,  1998  executed   by
                  National  City  Lines,  Inc.  (incorporated  by  reference  to
                  Exhibit 3 to Amendment No. 63 to this Schedule 13D).

Exhibit 5         Securities  Pledge  Agreement  dated as  of September 3,  1998 among Contran Corporation,  National City Lines, Inc. and U.S.
                  Bank  National  Association   (incorporated  by  reference  to
                  Exhibit 4 to Amendment No. 63 to this Schedule 13D).

Exhibit 6         Extension  Agreement  dated  as  of  September 2,  1999  among
                  Contran  Corporation,  National City Lines, Inc. and U.S. Bank
                  National Association (incorporated by reference to Exhibit 5 to Amendment No. 63 to this Statement).

Exhibit 7         Extension  and   Amendment   Agreement   dated  as  of  August
                  31, 2000 among Contran Corporation,  National City Lines, Inc.
                  and U.S. Bank National Association  (incorporated by reference to Exhibit 11 to Amendment No. 64 to this Statement).

Exhibit 8         Extension  and   Amendment   Agreement   dated  as  of  August
                  31, 2001 among Contran Corporation,  National City Lines, Inc.
                  and U.S. Bank National Association  (incorporated by reference to Exhibit 12 to Amendment No. 64 to this Statement).

Exhibit 9         Extension  and  Amendment   Agreement   dated   as  of  August
                  28, 2002 among Contran Corporation,  National City Lines, Inc.
                  and U.S. Bank National Association  (incorporated by reference to Exhibit 16 to Amendment No. 65 to this Statement).

Exhibit 10        Loan and  Pledge   Agreement,  dated as of  August  18,  1986,
                  between Dixie Rice Agricultural Corporation, Inc. and Southern
                  Methodist University  (incorporated by reference to Exhibit 11 to Amendment No. 59 to this Statement).

Exhibit 11        Collateral   Agreement,   dated   as  of  December  29,  1988,
                  between Dixie Rice Agricultural Corporation,  Inc. and Contran
                  Corporation  (incorporated  by  reference  to  Exhibit  12  to
                  Amendment No. 59 to this Statement).

Exhibit 12*       Amended  and   Restated  Extension  and   Amendment  Agreement
                  dated  as of  October  24,  2003  among  Contran  Corporation,
                  National City Lines, Inc. and U.S. Bank National Association.

Exhibit 13*       Extension  and  Amendment  Agreement  dated as of October  29,
                  2004 among Contran Corporation,  National City Lines, Inc. and
                  U.S. Bank National Association.

Exhibit 14*       Pledge   Agreement  dated   as  of  January  1, 2004   between
                  Contran  Corporation and Valhi Group,  Inc. for the benefit of the Contran Deferred Compensation Trust No. 1.

Exhibit 15*       Pledge    Agreement  dated  as  of   January 1, 2004   between
                  Contran  Corporation and Valhi Group,  Inc. for the benefit of the Contran Deferred Compensation Trust No. 2.

Exhibit 16*       Pledge  Agreement   dated  as of  July 1, 2004 between Contran
                  Corporation  and Valhi  Group,  Inc.  for the  benefit  of the
                  Contran Deferred Compensation Trust No. 3.

----------

*   Filed herewith.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  January 12, 2005


                                             /s/ Harold C. Simmons
                                             ----------------------------
                                             Harold C. Simmons
                                             Signing in his
                                             individual capacity only.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  January 12, 2005


                                             /s/ Steven L. Watson
                                             --------------------------------
                                             Steven L. Watson
                                             Signing in the
                                             capacities listed on
                                             Schedule "A" attached
                                             hereto and
                                             incorporated herein by
                                             reference.

                                   SCHEDULE A


Steven L. Watson, as President or Executive Vice President of each of:

CONTRAN CORPORATION
DIXIE HOLDING COMPANY
DIXIE RICE AGRICULTURAL CORPORATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
VALHI GROUP, INC.

                                   SCHEDULE B


     The names of the directors and executive officers of Contran Corporation ("Contran"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest") and Valhi Group, Inc. ("VGI") and their present principal occupations are set forth below. Except as otherwise indicated, the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.


         Name                           Present Principal Occupation
--------------------------      ------------------------------------------------
Eugene K. Anderson              Vice  president  of Contran,  Dixie  Holding,
                                Dixie Rice,  National,  NOA,  Southwest,  Valhi,
                                Inc. (the "Company") and VGI.

Robert D. Graham                Vice president of Contran,  Dixie Holding, Dixie
                                Rice, National, NOA, Southwest,  the Company and
                                VGI;  and vice  president,  general  counsel and
                                secretary  of Kronos  Worldwide,  Inc.  ("Kronos
                                Worldwide") and NL Industries, Inc. ("NL"), both
                                subsidiaries of the Company.

J. Mark Hollingsworth           Vice  president and  general counsel of Contran,
                                Dixie  Holding,   Dixie  Rice,  National,   NOA,
                                Southwest,  the Company and VGI; general counsel
                                of CompX International Inc., an affiliate of the
                                Company   ("CompX");   general  counsel  of  The
                                Combined  Master  Retirement  Trust, a trust the
                                Company   formed   to  permit   the   collective
                                investment by trusts that maintain the assets of
                                certain  employee  benefit plans the Company and
                                related companies adopt (the "CMRT"); and acting
                                general   counsel   of   Keystone   Consolidated
                                Industries,  Inc. ("Keystone"),  an affiliate of
                                Contran.

William J. Lindquist            Director and senior vice   president of Contran,
                                Dixie  Holding,  National,  NOA and VGI;  senior
                                vice president of Dixie Rice,  Southwest and the
                                Company.

A. Andrew R. Louis              Secretary  of  Contran,  CompX,  Dixie  Holding,
                                Dixie  Rice,  National,   NOA,  Southwest,   the
                                Company and VGI.

Kelly D. Luttmer                Tax director of Contran,    Dixie Holding, Dixie
                                Rice,  National,  NOA, Southwest,  VGI; and vice
                                president  and tax  director  of  CompX  and the
                                Company.

Andrew McCollam, Jr. (1)        President  and  director of  Southwest; director
                                of Dixie Rice; and a private investor.

Harold M. Mire (2)              Vice president of Dixie Rice and Southwest.

Bobby D. O'Brien                Vice president, treasurer  and director of Dixie
                                Holding,  National, NOA, and VGI; vice president
                                and   treasurer  of  Contran,   Dixie  Rice  and
                                Southwest;  and vice president,  chief financial
                                officer and treasurer of the Company.

Glenn R. Simmons                Vice  chairman  of the board of  Contran,  Dixie
                                Holding, Dixie Rice, National,  NOA, the Company
                                and VGI;  chairman  of the  board  of CompX  and
                                Keystone;  director and executive vice president
                                of Southwest;  director of Kronos Worldwide,  NL
                                and Titanium Metals Corporation, an affiliate of
                                the Company ("TIMET").

Harold C. Simmons               Chairman of the board of Contran, Dixie Holding,
                                Dixie  Rice,  National,   NOA,  Southwest,   the
                                Company and VGI; chairman of the board and chief
                                executive  officer of Kronos  Worldwide  and NL;
                                vice  chairman of TIMET;  and trustee and member
                                of the trust investment committee of the CMRT.

Richard A. Smith                Vice president of Dixie Rice.

Gregory M. Swalwell             Vice president and controller of  Contran, Dixie
                                Holding,  National, NOA, Southwest,  the Company
                                and VGI;  vice  president  of Dixie  Rice;  vice
                                president,  finance and chief financial  officer
                                of Kronos Worldwide and NL.

Steven L. Watson                Director  and    president of   Contran,   Dixie
                                Holding,  Dixie  Rice,  National,  NOA and  VGI;
                                director,  president and chief executive officer
                                of the  Company;  director  and  executive  vice
                                president of Southwest;  vice chairman of Kronos
                                Worldwide; and a director of CompX, NL, Keystone
                                and TIMET.

----------

(1) The principal business address for Mr. McCollam is 402 Canal Street, Houma, Louisiana 70360.

(2) The principal business address for Messrs. Mire and Smith is 600 Pasquiere Street, Gueydan, Louisiana 70542-0010.

                                   SCHEDULE C

     Based upon ownership filings with the Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to own personally and beneficially Shares, as outlined below:


                                  Shares          Options
          Name                     Held           Held (1)         Total
--------------------------      -----------     -----------     -----------
Eugene K. Anderson                1,446            48,400          49,846

Robert D. Graham                    -0-               -0-             -0-

J. Mark Hollingsworth               -0-            95,000          95,000

William J. Lindquist                -0-           130,000         130,000

A. Andrew R. Louis                  -0-            65,600          65,600

Kelly D. Luttmer                    -0-            62,600          62,600

Andrew McCollam, Jr.                550               -0-             550

Harold M. Mire                    1,137               -0-           1,137

Bobby D. O'Brien                    -0-            80,000          80,000

Glenn R. Simmons(2)               9,247               -0-           9,247

Harold C. Simmons(3)              3,383               -0-           3,383

Richard A. Smith                    333               -0-             333

Gregory M. Swalwell               1,166            95,000          95,000

Steven L. Watson                 17,246           100,000         117,246


----------

(1) Represents Shares issuable pursuant to the exercise within 60 days of the date of this Statement of stock options.

(2) The Reporting Persons understand that the Shares indicated as held by Mr. Simmons also include 800 Shares held in his wife's retirement account, with respect to which Mr. Simmons disclaims beneficial ownership.

(3) Mr. Harold C. Simmons may be deemed to possess indirect beneficial ownership of the Shares set forth in Item 5(a) of this Statement, held by other Reporting Persons. Mr. Simmons disclaims beneficial ownership of all Shares except for the 3,383 Shares that he holds directly and to the extent of his interest as a beneficiary of the CDCT No. 2 and his vested beneficial interest, if any, in Shares directly held by the CMRT.


                                  EXHIBIT INDEX
Exhibit 1         Contran   Deferred   Compensation  Trust  No. 2  (Amended  and
                  Restated),  dated  as  of  August  8,  2000,  between  Contran
                  Corporation and U.S. Bank National  Association  (incorporated by  reference  to  Exhibit  1 to  Amendment  No.  64  to  this
                  Statement).

Exhibit 2         Loan Agreement  dated  as  of  September 3, 1998 among Contran
                  Corporation,  National City Lines, Inc. and U.S. Bank National
                  Association   (incorporated  by  reference  to  Exhibit  1  to
                  Amendment No. 63 to this Schedule 13D).

Exhibit 3 Promissory Note dated September 3, 1998 in the original principal amount of $25 million payable to the order of U.S.
                  Bank National  Association and executed by Contran Corporation
                  (incorporated by reference to Exhibit 2 to Amendment No. 63 to this Schedule 13D).

Exhibit 4         Payment  Guaranty   dated   September  3,  1998  executed   by
                  National  City  Lines,  Inc.  (incorporated  by  reference  to
                  Exhibit 3 to Amendment No. 63 to this Schedule 13D).

Exhibit 5         Securities  Pledge   Agreement  dated as of September 3,  1998
                  among Contran Corporation,  National City Lines, Inc. and U.S.
                  Bank  National  Association   (incorporated  by  reference  to
                  Exhibit 4 to Amendment No. 63 to this Schedule 13D).

Exhibit 6         Extension   Agreement  dated  as  of  September 2, 1999  among
                  Contran  Corporation,  National City Lines, Inc. and U.S. Bank
                  National  Association  (incorporated by reference to Exhibit 5 to Amendment No. 63 to this Statement).

Exhibit 7         Extension  and  Amendment   Agreement   dated   as  of  August
                  31, 2000 among Contran Corporation,  National City Lines, Inc.
                  and U.S. Bank National Association  (incorporated by reference to Exhibit 11 to Amendment No. 64 to this Statement).

Exhibit 8         Extension  and   Amendment   Agreement   dated  as  of  August
                  31, 2001 among Contran Corporation,  National City Lines, Inc.
                  and U.S. Bank National Association  (incorporated by reference to Exhibit 12 to Amendment No. 64 to this Statement).

Exhibit 9         Extension  and  Amendment   Agreement   dated  as   of  August
                  28, 2002 among Contran Corporation,  National City Lines, Inc.
                  and U.S. Bank National Association  (incorporated by reference to Exhibit 16 to Amendment No. 65 to this Statement).

Exhibit 10        Loan and  Pledge   Agreement,  dated as of  August  18,  1986,
                  between Dixie Rice Agricultural Corporation, Inc. and Southern
                  Methodist University  (incorporated by reference to Exhibit 11 to Amendment No. 59 to this Statement).

Exhibit 11        Collateral   Agreement,   dated   as  of  December  29,  1988,
                  between Dixie Rice Agricultural Corporation,  Inc. and Contran
                  Corporation  (incorporated  by  reference  to  Exhibit  12  to
                  Amendment No. 59 to this Statement).

Exhibit 12*       Amended  and  Restated   Extension  and  Amendment   Agreement
                  dated  as of  October  24,  2003  among  Contran  Corporation,
                  National City Lines, Inc. and U.S. Bank National Association.

Exhibit 13*       Extension  and  Amendment  Agreement  dated as of October  29,
                  2004 among Contran Corporation,  National City Lines, Inc. and
                  U.S. Bank National Association.

Exhibit 14*       Pledge  Agreement  dated as of January 1, 2004 between Contran
                  Corporation and Valhi Group, Inc. for the benefit of the Contran Deferred Compensation Trust No. 1.

Exhibit 15*       Pledge  Agreement  dated as of January 1, 2004 between Contran
                  Corporation and Valhi Group, Inc. for the benefit of the Contran Deferred Compensation Trust No. 2.

Exhibit 16*       Pledge  Agreement  dated as  of July  1, 2004  between Contran
                  Corporation and Valhi Group, Inc. for the benefit of the Contran Deferred Compensation Trust No. 3.

----------

*   Filed herewith.